MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, California 92133

March 17, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Maxwell Technologies, Inc.

Registration Statement on Form S-3 (File No. 333-131073)

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 for Maxwell Technologies, Inc. so that such Registration Statement will be declared effective at 1:00 p.m., Eastern Daylight Time, on March 21, 2006, or as soon thereafter as practicable.

Sincerely,

MAXWELL TECHNOLOGIES, INC.

By:	/s/ RICHARD D. BALANSON
Richard D. Balanson
Chief Executive Officer